Filed pursuant to Rule 433

Registration No. 333-213516

Issuer Free Writing Prospectus dated September 13, 2016

Relating to Preliminary Prospectus Supplement dated September 13, 2016

NVIDIA CORPORATION

Pricing Term Sheet

2.20% Notes due 2021

3.20% Notes due 2026

Issuer:	NVIDIA Corporation

Title:	2.20% Notes due 2021 (the “2021 Notes”) 3.20% Notes due 2026 (the “2026 Notes”)

Principal Amount:	2021 Notes: $1,000,000,000 2026 Notes: $1,000,000,000

Trade Date:	September 13, 2016

Maturity Date:	2021 Notes: September 16, 2021 2026 Notes: September 16, 2026

Coupon:	2021 Notes: 2.20% 2026 Notes: 3.20%

Price to Public:	2021 Notes: 99.802% of face amount, plus accrued interest, if any, from September 16, 2016 2026 Notes: 99.796% of face amount, plus accrued interest, if any, from September 16, 2016

Net Proceeds (before expenses):	$1,987,980,000

Yield to Maturity:	2021 Notes: 2.242% 2026 Notes: 3.224%

Benchmark Treasury:	2021 Notes: UST 1.125% due August 31, 2021 2026 Notes: UST 1.500% due August 15, 2026

Spread to Benchmark Treasury:	2021 Notes: T+ 100 bps 2026 Notes: T+ 150 bps

Benchmark Treasury Price and Yield:	2021 Notes: 99-14; 1.242% 2026 Notes: 97-31; 1.724%

Interest Payment Dates:	Semi-annually on March 16 and September 16, commencing March 16, 2017

Optional Redemption:

2021 Notes: Prior to August 16, 2021 (1 month prior to their maturity date), make-whole call at any time at the greater of a price of 100% or a discount rate of Treasury plus 15 basis points; on or after August 16, 2021, at any time at par, plus, in each case, accrued and unpaid interest, if any.

2026 Notes: Prior to June 16, 2026 (3 months prior to their maturity date), make-whole call at any time at the greater of a price of 100% or a discount rate of Treasury plus 25 basis points; on or after June 16, 2026, at any time at par, plus, in each case, accrued and unpaid interest, if any.

Change of Control Put:	101% of the principal amount plus accrued and unpaid interest, if any

Settlement Date:	T+3; September 16, 2016

Expected Ratings:*	Moody’s: Baa1 (Stable) S&P: BBB- (Positive) Fitch: BBB+ (Stable)

CUSIP/ISIN:	2021 Notes: 67066G AD6/US67066GAD60 2026 Notes: 67066G AE4/US67066GAE44

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers:	Goldman, Sachs & Co. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. HSBC Securities (USA) Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Goldman, Sachs & Co. at 1-866-471-2526; Morgan Stanley & Co. LLC at 1-866-718-1649 or Wells Fargo Securities, LLC at 1-800-645-3751.